UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒  Form 10-Q ☐ Form 10-D ☐  Form N-CEN ☐ Form N-CSR

For Period Ended:	March 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

EVERGREEN SUSTAINABLE ENTERPRISES, INC.

Full Name of Registrant

Generation Hemp, Inc.

Former Name if Applicable

8533 Midway Rd

Address of Principal Executive Office (Street and Number)

Dallas, TX 75209

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Evergreen Sustainable Enterprises, Inc.’s (the “Company”) quarterly report on Form 10-Q for the quarter ended March 31, 2023 (the “Form 10-Q”) could not be filed by May 15, 2023 without unreasonable effort and expenses because the Company requires additional time to complete its review of certain items with respect to the narrative disclosure and financial statements to be included in the Form 10-Q. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that it will file its Form 10-Q as soon as practicable and no later than the fifth calendar day following the prescribed due date. The Company also anticipates filing it’s delayed Form 10-K for the year ended December 31, 2022 at such time.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dean M. Colucci, Esq.	973	424-2020
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-K for the year ended December 31, 2022; Form 8-K/A (due March 24, 2023)

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EVERGREEN SUSTAINABLE ENTERPRISES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2023	By:	/s/ Gary C. Evans
Gary C. Evans, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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